FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2005
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir   +27 11 644-2460
Fax +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639

North America

Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293

"HARMONY'S HOSTILE OFFER SHOULD BE ABANDONED"

Johannesburg, 11 January 2005. The Board of Directors of Gold Fields Limited (GFI: JSE and NYSE) wishes to reiterate its position regarding the unsolicited hostile offer from Harmony Gold Mining Company Limited.

The Board is convinced that Gold Fields' shareholders share its view that Harmony's hostile offer has little merit, as is evidenced by the fact that only 11.5% of Gold Fields' shareholders accepted Harmony's Early Settlement Offer, and, in order to stop the ongoing value destruction for shareholders of both companies, should be abandoned.

The Board of Gold Fields remains committed to maximising value for all of Gold Fields' shareholders. The Board believes that the Harmony offer does not represent a fair value for Gold Fields; takes no account of the high quality of Gold Fields' asset base; does not reflect the benefits that successful international diversification has brought to Gold Fields' shareholders; and does not reflect the troubled financial and operational condition of Harmony, nor the positive operating trend that Gold Fields is experiencing.

Shareholders are advised that the Board of Gold Fields continues to oppose Harmony's hostile offer vigorously, as the Board believes:

1. The hostile offer grossly undervalues Gold Fields; consists of only Harmony's over-valued shares with no cash element; and offers no control premium to Gold Fields' shareholders;

2. Harmony's management model, the so-called "Harmony Way", is flawed and unsuited for the challenges presented by Gold Fields' complex, long-life and deep level South African mining operations;

3. Harmony does not have the vision, management depth, or skills and capabilities to manage a global mining company, as they have effectively demonstrated through their poor track record of international expansion over the past decade;

4. Harmony's financial position is increasingly troubled, as is evidenced by its interest costs exceeding the cash flow generated by its operations. The Gold Fields Board believes that this is seriously impairing Harmony's balance sheet and will threaten the viability of any combined entity. At the current rand gold price nearly half of Harmony's production is making operating losses;

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill† (Chief Executive Officer),K Ansah#, G J Gerwel, N J Holland† (Chief Financial Officer), J M McMahon†, G R Parker‡, R L Pennant-Rea†, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian, †British, ‡American, #Ghanaian.
Corporate Secretary: C Farrel

5. Despite Harmony's aggressive marketing and reporting practices its business model has failed both in South Africa and internationally. The latest Harmony assertion that CONOPS is the panacea that will save Harmony, is now being exposed with the breakdown over the Christmas period of CONOPS at the Free State operations, potentially resulting in significant lost production; and

6. An independent Gold Fields offers shareholders a solid and transparent investment vehicle with more exciting growth prospects than the combination proposed by Harmony.

The Board recommends that Gold Fields' shareholders and ADR holders should continue to reject the Harmony offer, should not tender their shares or ADRs, and should continue to reap the benefits of a well managed, performance focussed, internationally diversified South African champion – Gold Fields.

Possible Alternative Transactions

Following the discussions held in Moscow late in December 2004, Gold Fields and Harmony have agreed to engage in discussions with a view to exploring possible alternative transactions to the current Harmony offer. At this stage no viable alternatives have been identified.

Ian Cockerill, Chief Executive Officer of Gold Fields, said,

"Gold Fields will, in good faith and in the interests of its shareholders, continue to engage in the discussions with Harmony while, simultaneously, pursuing a number of parallel yet independent initiatives to create value enhancing options for all shareholders."

"To be acceptable any alternative transaction with Harmony will have to be executed at fair value; carried out on the basis of full due diligence; and deal with Harmony's loss making and marginal assets and impaired balance sheet".

"Shareholders are cautioned that discussions with Harmony are at an early stage and are exploratory in nature. There can be no assurance that a mutually acceptable alternative transaction will be found".

"While this process is underway I urge shareholders to continue to reject Harmony's derisory offer as it significantly undervalues Gold Fields."

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distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.

This document contains "forward-looking statements" with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this document that are not historical facts are "forward-looking statements".

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this presentation, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth materials filed with or furnished to the SEC from time to time, including Gold Fields' most recent Annual Report on Form 20-F.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Ghana, Australia and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; the success of exploration and development activities; decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labor disruptions; availability, terms and deployment of capital; changes in relevant government regulations, particularly environmental regulations and potential new legislation affecting mining and mineral rights; fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and political instability in South Africa, Ghana and regionally.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Information included in this document relating to Harmony and its business has been derived solely from publicly available sources. While Gold Fields has included information in this document regarding Harmony that is known to Gold Fields based on publicly available information, Gold Fields has not had access to non-public information regarding Harmony and could not use such information for the purpose of preparing this document. Although Gold Fields is not aware of anything that would indicate that statements relating to Harmony contained in this document are inaccurate or incomplete, Gold Fields is not in a position to verify information concerning Harmony. Gold Fields and its directors and officers are not aware of any errors in such information. Subject to the foregoing and to the maximum extent permitted by law, Gold Fields and its directors and officers disclaim all liability for information concerning Harmony included in this document.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 11 January 2005

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs